Exhibit 99.1

Press release

SES Successfully Prices €1 Billion Dual-Tranche

Bond Offering with Strong 5.5x Oversubscription

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE UNITED STATES), OR TO ANY US PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933), OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

Luxembourg, 17 June 2025 — SES S.A. today announced the successful launch and pricing of a dual-tranche note offering in which the company has agreed to sell senior unsecured fixed rate notes under its €5,500,000,000 EMTN Programme (the “Notes”). Settlement is expected to take place on 24 June 2025:

•	EUR 500 million of Notes will bear a coupon of 4.125% due in 2030.

•	EUR 500 million of Notes will bear a coupon of 4.875% due in 2033.

SES is rated Baa3, negative outlook by Moody’s and BBB, negative outlook by Fitch.

SES shall apply the net proceeds of the Notes towards its general corporate purposes, including, without limitation (i) financing all or part of the purchase price of the acquisition of Intelsat Holdings S.A. (“Intelsat” and Intelsat and its subsidiaries being the “Intelsat Group”) (the “Acquisition”) (including the payment of fees, costs and expenses in relation to the Acquisition) and/or (ii) refinancing existing indebtedness of the Group and/or (following closing of the Acquisition) the Intelsat Group.

Promptly following the Issue Date, SES intends to cancel the bridge facility in relation to the Acquisition in an amount at least equal to the net proceeds of the Notes.

SES also announces that, to further optimise the debt structure of the combined entity following the Acquisition, it intends to redeem (in aggregate) up to US$ 3 billion of the 6.500% First Lien Senior Secured Notes due 2030 issued by Intelsat Jackson Holdings SA (“SSNs”) on, and conditional upon, closing of the Acquisition and settlement of the Notes. This will be achieved by the redemption of part or all of the SSNs in accordance with the optional redemption provisions governing the SSNs. Additionally, SES may from time to time conduct open market purchases of the SSNs.

Deutsche Bank and Morgan Stanley acted as Global Coordinators and Joint Bookrunners, together with Goldman Sachs International, ING, J.P. Morgan, Société Générale as Joint Bookrunners. The settlement is scheduled for 24 June 2025 and application has been made for the Notes to be listed on the Luxembourg Stock Exchange. The securities were placed with a broad range of institutional investors across Europe and Americas region.

The successful, pricing of €1 billion dual-tranche bond offering, provides SES enhanced financial flexibility which in combination with an existing strong balance sheet gives SES sufficient liquidity to cover upcoming maturities. This reflects SES’s disciplined financial policy and commitment to investment grade metrics and sets the combined company on a strong footing for long-term balance sheet strength.

Sandeep Jalan, outgoing CFO of SES commented: “We are delighted with the successful conclusion of this bond note offering, which reflects the market’s strong confidence in SES as a quality investment grade credit. The impressive 5.5x oversubscription of the order book demonstrates the deep commitment of investors to SES’s strategic vision and long-term value creation. With the anticipated closing of the Intelsat transaction in H2 of 2025, this marks the final step in our market access related to the financing of the Intelsat acquisition—an important milestone in our growth journey.”

For further information please contact:

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

Suzanne Ong

Communications

Tel. +352 710 725 500

suzanne.ong@ses.com

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About SES

SES has a bold vision to deliver amazing experiences everywhere on Earth by distributing the highest quality video content and providing seamless data connectivity services around the world. As a provider of global content and connectivity solutions, SES owns and operates a geosynchronous earth orbit (GEO) fleet and medium earth orbit (MEO) constellation of satellites, offering a combination of global coverage and high-performance services. By using its intelligent, cloud-enabled network, SES delivers high-quality connectivity solutions anywhere on land, at sea or in the air, and is a trusted partner to telecommunications companies, mobile network operators, governments, connectivity and cloud service providers, broadcasters, video platform operators and content owners around the world. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com